

December 8, 2011

<u>Via E-mail</u>
Thomas J. Smith
Chief Financial Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

   Re: **Gas Natural Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed April 4, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed May 2, 2011
      File No. 001-34585

Dear Mr. Smith:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Lilyanna L. Peyser for

         Mara L. Ransom
         Assistant Director